[Reitler Brown & Rosenblatt LLC letterhead]



                                                     August 16, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:    ELITE PHARMACEUTICALS, INC.
       REGISTRATION STATEMENT ON FORM S-3

Ladies and Gentlemen:

         On behalf of our client, Elite Pharmaceuticals, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the "EXCHANGE ACT"), by means of the Electronic Data Gathering, Analysis, and Retrieval system, a Registration Statement on Form S-3 for up to 4,220,122 shares of the Company's common stock (the "PRESENT REGISTRATION STATEMENT"), together with certain exhibits thereto.

         The Company wishes to bring to the attention of the staff that on July 10, 2007 the Company's Registration Statement on Form S-3 (File No. 333-143246) (the "EFFECTIVE REGISTRATION STATEMENT") went effective. The Effective Registration Statement covers common stock registrable by the Company pursuant to a Series C Preferred Stock private placement that closed on April 24, 2007.

         The Present Registration Statement covers common stock registrable by the Company pursuant to a subsequent Series C Preferred Stock round that closed on July 17, 2007, involving many of the same selling stockholders as in the April 24, 2007 closing. Accordingly, the Present Registration Statement is substantially identical to the Effective Registration Statement other than updates to the Company's risk factors, updates relating to the selling stockholders and the securities offered, and updates necessary to reflect ongoing business developments.

         Please contact the undersigned if we may be of assistance.

                                            Sincerely,

                                            /s/ Gary Emmanuel

                                            Gary M. Emmanuel